UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

TransAtlantic Petroleum Ltd.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
893522 20 1
(CUSIP Number)
Dalea Management, LLC
4801 Gaillardia Parkway
Suite 225
Oklahoma City, Oklahoma 73142
Attention: Matthew McCann
(405) 286-6324
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893522 20 1

1	NAMES OF REPORTING PERSONS Dalea Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		109,235,039 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

109,235,039 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,235,039 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	893522 20 1

1	NAMES OF REPORTING PERSONS Dalea Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		109,235,039 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

109,235,039 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,235,039 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	893522 20 1

1	NAMES OF REPORTING PERSONS Riata TransAtlantic LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,150,028 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,150,028 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,150,028 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	893522 20 1

1	NAMES OF REPORTING PERSONS Longfellow Energy, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

49,583,333 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	893522 20 1

1	NAMES OF REPORTING PERSONS Deut 8, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

49,583,333 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	893522 20 1

1	NAMES OF REPORTING PERSONS N. Malone Mitchell, 3rd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		87,802 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,968,400 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,802 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

159,968,400 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,056,202 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

AMENDMENT NO. 7 TO SCHEDULE 13D
This Amendment No. 7 to Schedule 13D (this “Seventh Amendment”) amends the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009 and Amendment No. 6 on December 3, 2009 (collectively, the “Schedule 13D”).

Item 1.	Security and Issuer.
This Seventh Amendment relates to the common shares, no par value, of TransAtlantic Petroleum Ltd., a body corporate incorporated under the laws of Bermuda (the “Issuer”). The address of the principal executive office of the Issuer in Bermuda is Canon’s Court, 22 Victoria Street, Hamilton, HM EX, Bermuda. The address of the principal executive office of the Issuer in the United States is 5910 N. Central Expressway, Suite 1755, Dallas, Texas 75206.

Item 2.	Identity and Background
This Seventh Amendment is being filed by and on behalf of Dalea Partners, LP, an Oklahoma limited partnership (“Dalea Partners”), Dalea Management, LLC, an Oklahoma limited liability company (“Dalea Management”), Riata TransAtlantic LLC, an Oklahoma limited liability company (“Riata TransAtlantic”), Longfellow Energy, LP, a Texas limited partnership (“Longfellow”), Deut 8, LLC, a Texas limited liability company (“Deut 8”), and N. Malone Mitchell, 3rd, an individual resident of the State of Texas (“Mitchell”). Dalea Partners, Dalea Management, Riata TransAtlantic, Longfellow, Deut 8 and Mitchell are collectively referred to herein as the “Reporting Persons” unless otherwise noted.
Dalea Partners is a limited partnership organized under the laws of the State of Oklahoma. Its principal business is to make investments.
Dalea Management is a limited liability company organized under the laws of the State of Oklahoma. Its principal business is to manage Dalea Partners.
Riata TransAtlantic is a limited liability company organized under the laws of the State of Oklahoma. Its principal business is to make investments.
Longfellow is a limited partnership organized under the laws of the State of Texas. Its principal business is to engage in the exploration and development of oil and gas reserves in the United States of America.
Deut 8 is a limited liability company organized under the laws of the State of Texas. Its principal business is to manage Longfellow.
Mitchell is a citizen of the United States of America. Mitchell is actively engaged in ranching and all aspects of the oil and gas business and is engaged in managing personal and family investments.
The address of the principal office of the Reporting Persons, other than Longfellow, is 4801 Gaillardia Parkway, Suite 350, Oklahoma City, Oklahoma 73142.

The address of the principal office of Longfellow is 4801 Gaillardia Parkway, Suite 225, Oklahoma City, Oklahoma 73142.
During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Seventh Amendment, as follows:
On January 15, 2010, Mitchell acquired 37,802 restricted stock units, each of which represented a contingent right to receive one common share of the Issuer (the “Restricted Stock Units”). The Restricted Stock Units vested in full on January 15, 2010. On January 15, 2010, Mitchell also exercised the Restricted Stock Units and acquired 37,802 common shares of the Issuer (the “Restricted Stock Unit Shares”).
On September 1, 2010, Dalea Partners acquired 7,300,000 warrants to purchase the Issuer’s common shares at a price of $6.00 per share (the “Warrants”). The Warrants were issued to Dalea Partners in connection with borrowings by the Issuer under the Credit Agreement dated June 28, 2010, between the Issuer and Dalea Partners (the “Credit Agreement”).
On September 2, 2010, Mitchell exercised options to acquire 33,334 common shares of the Issuer at a price of $1.18 per share (the “Second Option Shares”).
The Restricted Stock Unit Shares were acquired by Mitchell in exchange for working capital.
The Warrants were acquired by Dalea Partners in connection with borrowings of the Issuer under the Credit Agreement.
The Second Option Shares were acquired by Mitchell through the exercise of options granted to him for his service on the Board of Directors of the Issuer.

Item 4.	Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Seventh Amendment, as follows:
The Reporting Persons hold the Restricted Stock Unit Shares, the Warrants and the Second Option Shares as reported herein for investment purposes.
From time to time the Reporting Persons may acquire additional common shares of the Issuer in future open market or private transactions.

Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Seventh Amendment, as follows:
(a)	Amount beneficially owned:
(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Seventh Amendment.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Seventh Amendment.

(iii)	Riata TransAtlantic beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Riata TransAtlantic cover page of this Seventh Amendment.

(iv)
Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Seventh Amendment. Of the amount beneficially owned by Longfellow, 10,000,000 common shares represent the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of Cdn. $3.00 per share. A full description of the Longfellow Warrants is contained in the Sixth Amendment to the Schedule 13D filed on December 3, 2009.

(v)
Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Seventh Amendment. Of the amount beneficially owned by Deut 8, 10,000,000 common shares represent the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of Cdn. $3.00 per share. A full description of the Longfellow Warrants is contained in the Sixth Amendment to the Schedule 13D filed on December 3, 2009.

(vi)
Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Mitchell cover page of this Seventh Amendment. Of the amount beneficially owned by Mitchell, 10,000,000 common shares represent the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of Cdn. $3.00 per share. A full description of the Longfellow Warrants is contained in the Sixth Amendment to the Schedule 13D filed on December 3, 2009.

(b)	Power to Vote/ Power to Dispose:
(i)	Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Partners cover page of this Seventh Amendment.

(ii)	Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Management cover page of this Seventh Amendment.

(iii)	Riata TransAtlantic shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Riata TransAtlantic cover page of this Seventh Amendment.

(iv)	Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Longfellow cover page of this Seventh Amendment.

(v)	Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Deut 8 cover page of this Seventh Amendment.

(vi)
Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Mitchell cover page of this Seventh Amendment. Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Mitchell cover page of this Seventh Amendment.

(c)
On September 1, 2010, Dalea Partners acquired the Warrants in connection with the borrowings of the Issuer under the Credit Agreement. In addition, on September 2, 2010, Mitchell exercised options to acquire the Second Option Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Seventh Amendment, as follows:
On July 30, 2010, Dalea Partners entered into a Master Credit Agreement with Amarillo National Bank (the “ANB Credit Agreement”) pursuant to which Amarillo National Bank agreed to provide Dalea Partners with a $35.0 million line of credit. Mitchell and his wife, Amy Mitchell, acted as guarantors under the ANB Credit Agreement (the “Guarantors”). As security for the amounts advanced to Dalea Partners under the ANB Credit Agreement, Dalea Partners and the Guarantors granted Amarillo National Bank a first priority security interest in 34,208,917 common shares of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit A — Joint Filing Agreement for the Seventh Amendment.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2010	DALEA PARTNERS, LP
	By:	Dalea Management, LLC its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DALEA MANAGEMENT, LLC
	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

RIATA TRANSATLANTIC LLC
	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

LONGFELLOW ENERGY, LP
	By:	Deut 8, LLC its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DEUT 8, LLC
	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd